EXHIBIT 99.2

Innovation Beverage Group to Expand its Bitters Production
Line to Meet Surging Demand in $11 Billion Global Bitters
Market

●	Global bitters market projected to grow to $14 billion by 2030

●	IBC’s award-winning Australian Bitters Company and BitterTales brands have 20% market share in Australia and are set for widescale distribution across the U.S., the largest bitters market in the world

Seven Hills, Australia, October 8, 2024—Innovation Beverage Group Ltd, (“IBG” or the “Company”) (Nasdaq:IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, announced today it is scaling up production of its bitters brands at its Australian distillery and bottling facility by 600% per shift and up to 2000% per 24 hour cycle.

IBG’s state-of-the-art FDA and GMP certified facility, which currently produces 4,000 bottles of bitters per 8-hour shift, will double output to 8,000 bottles per shift in the next 45 days, with further increases to 28,000 bottles per shift shortly thereafter. The facility has the capacity to run three 8-hour shifts per day, bringing the total daily output to up to 84,000 bottles.

“With our rapidly expanding distribution in the U.S., we are investing in the additional equipment needed to ramp production. We believe that at 84,000 bottles of bitters produced daily, we can supply global demand,” stated IBG’s CEO Dean Huge. “Major retail chains and large distributors currently considering adding Australian Bitters Company and BitterTales to their offerings want to see that we have the capacity to meet their volume needs. Following our recent U.S. IPO, we are well funded and positioned to make these investments to meet demand and support our growth.”

IBG’s flagship product, Australian Bitters Company, hand crafted in small batches in Australia from the finest natural botanical herbs and spices, won the Gold Medal at the Los Angeles Spirts Awards in 2018. BitterTales, the Company’s premium cocktail brand, won Best in Show and a Platinum Medal at the 2020 LA Spirits Awards, and a Gold Medal at the 2018 and 2021 LA Spirits Awards.

About Innovation Beverage Group

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, Bitter Tales, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market dominating position in several territories including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia with a U.S. sales office is located in New Jersey. For more information visit: https://www.innovationbev.com/

Forward Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

Contact:

TraDigital IR
John McNamara
917-658-2602
John@tradigitalir.com